PRESS RELEASE

                                Norampac Inc.                      Telephone: (514) 282-2635

                752 Sherbrooke Street West         Facsimile: (514) 282-2650

                Montréal, Québec H3A 1G1

                                CANADA

Norampac Reports its Fourth Quarter Earnings

Montreeacute;al (Québec), January 22, 2004 Norampac Inc. ("Norampac") reports net earnings of $2.7 million for the fourth quarter of 2003, compared to net earnings of $17 million for the same quarter in 2002. For the year ended December 31, 2003, net earnings amounted to $31 million, compared to net earnings of $69 million for 2002.

Net sales for the fourth quarter were $270 million, compared to $298 million for the same quarter in 2002. The decrease in net sales for the fourth quarter is mostly attributable to lower average net selling prices for both containerboard and corrugated products segments. Shipments of containerboard were down 2% in the fourth quarter of 2003, compared to the same quarter in 2002. Shipments of corrugated products, not taking into account the Schenectady recently acquired converting facilities, were up 2% in the fourth quarter of 2003, compared to the same quarter of 2002. For the year ended December 31, 2003, net sales amounted to the same level as last year at $1.2 billion despite additional volume from the recently acquired Schenectady converting facilities which has been again offset by lower average net selling prices. For 2003, the Company's integration level based on its North American sales was approximately 61%.

Operating earnings before financial expenses, taxes, depreciation and amortization amounted to $31 million in the fourth quarter of 2003, compared to $54 million for the corresponding quarter in 2002. The decrease comes mainly from the containerboard segment due to lower average net selling prices partially offset by a 13% decrease in fibre costs. For the year ended December 31, 2003, operating earnings before financial expenses, taxes, depreciation and amortization amounted to $159 million, a decrease of $52 million compared to 2002. Again, lower average net selling prices for both containerboard and corrugated products segments explain mainly that decrease.

Quarterly Highlights

  Due to a stronger Canadian dollar, average reported net Canadian selling prices were lower in both containerboard and corrugated products segments;
  The Company's North American primary mill capacity utilisation rates was approximately 90% down from 91% in 2002; and
  The Company's North American integration level increased to 60% up from 59% in 2002.

Norampac's North American primary mill capacity utilisation rates for the 4th quarter and the year were approximately 90% and 92% respectively.

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "The 2003 year has been challenging for the containerboard segment mainly because of a weak demand and a stronger Canadian dollar, which both impacted the average reported net selling prices. However, due to lower inventory levels and an increase in corrugated products demand, we just announced to our customers a price increase of US$ 50 per short ton, to be effective February 23, 2004. This will help improve our profitability for the future quarters."

- - - - - - - - - - - - - - - - - - - - - - -

Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2002.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part to the company's financial statements.

Information: Source:

Anne-Marie Gagné Communications Manager Norampac Inc. (514) 284-9873 anne-marie_gagne@norampac.com	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at December 31, 2003	As at December 31, 2002
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	12,286	25,747
Accounts receivable and prepaid expenses	181,392	184,824
Inventories	129,753	130,591
	323,431	341,162
Property, plant and equipment	887,184	925,881
Goodwill	197,438	202,589
Other assets	30,943	25,845
	1,438,996	1,495,477
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	18,694	9,861
Trade accounts payable and accrued liabilities	142,375	166,402
Income and other taxes payable	1,945	9,783
Current portion of long-term debt (note 4)	1,142	40,417
	164,156	226,463
Long-term debt (note 4)	352,458	357,611
Future income taxes	154,362	142,959
Other liabilities	39,033	36,836
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	341	136
Retained earnings	166,517	163,591
Cumulative translation adjustments	2,129	7,881
	728,987	731,608
	1,438,996	1,495,477

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)
(unaudited)

	For the three-month period ended December 31,		For the twelve-month period
			ended December 31,
	2003	2002	2003	2002

Sales	295,841	322,016	1,258,634	1,315,122
Cost of delivery	26,371	24,002	103,797	99,559
Net sales	269,470	298,014	1,154,837	1,215,563
Cost of goods sold and expenses
Cost of goods sold	202,296	206,954	848,675	854,745
Selling and administrative expenses	36,079	36,978	146,719	149,193
Depreciation and amortization	19,021	19,625	74,048	73,038
	257,396	263,557	1,069,442	1,076,976
Operating income	12,074	34,457	85,395	138,587
Financial expenses
Interests	5,998	8,956	30,883	36,047
Amortization of financing costs	388	323	1,448	1,290
Foreign exchange gain on long term debt	(7,424)	(180)	(18,978)	(520)
	(1,038)	9,099	13,353	36,817
	13,112	25,358	72,042	101,770
Unusual items (note 5)	-	-	19,854	-
	13,112	25,358	52,188	101,770
Income tax expense	10,583	8,576	21,425	33,513
	2,529	16,782	30,763	68,257
Share of income of equity-
accounted investments	163	289	163	289
Net income for the period	2,692	17,071	30,926	68,546
The accompanying notes are an integral part of the financial statements.
Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)			For the twelve-month period
			ended December 31,
			2003	2002

Balance, at beginning of period			163,591	127,045
Net income for the period			30,926	68,546
Dividend paid during the period			(28,000)	(32,000)
Balance, at end of period			166,517	163,591
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2003	2002	2003	2002

Cash flows from:

Operating activities
Net income for the period	2,692	17,071	30,926	68,546
Adjustments for:
Depreciation and amortization	19,021	19,625	74,048	73,038
Future income taxes	8,653	(159)	7,074	5,302
Loss on disposal of property,
plant & equipment	30	1,050	379	1,699
Share of earnings of
signigicantly influenced company	(163)	(289)	(163)	(289)
Foreign exchange gain on long term debt	(7,424)	(180)	(18,978)	(520)
Other	1,677	(547)	2,749	3,265
Unusual items	-	-	19,854	-
Cash flow from operating activities	24,486	36,571	115,889	151,041
Changes in non-cash working capital
components	24,911	41,977	(24,956)	(3,996)
	49,397	78,548	90,933	147,045
Financing activities
Change in revolving bank credit facility	(44,293)	(39,616)	(16,237)	18,818
Increase in long-term debt	(261)	-	1,732	889
Issuance of Senior Notes	-	-	346,650	-
Repayments of long-term debt	(129)	(328)	(308,500)	(1,575)
Costs related to refinancing of long-term debt (note 4)	(1,023)	-	(11,028)	-
Premium paid on redemption of unsecured senior notes	-	-	(14,345)	-
Change in excess of outstanding cheques over
bank balances	16,546	(11,915)	8,834	(10,068)
Dividend paid	-	-	(28,000)	(32,000)
	(29,160)	(51,859)	(20,894)	(23,936)
Investing activities
Additions to property, plant and equipment, net	(18,415)	(30,183)	(58,485)	(56,800)
Business acquisitions, net of cash
and cash equivalents	-	(1,012)	(21,101)	(54,382)
Other assets, net	89	(38)	(1,047)	1,462
	(18,326)	(31,233)	(80,633)	(109,720)
Change in cash and cash equivalents
during the period	1,911	(4,544)	(10,594)	13,389

Translation adjustment with respect
to cash and cash equivalents	(437)	(25)	(2,867)	212

Cash and cash equivalents at
beginning of period	10,812	30,316	25,747	12,146
Cash and cash equivalents at
end of period	12,286	25,747	12,286	25,747
Supplemental information
Cash and cash equivalents paid for:
Interest	11,834	1,010	41,698	36,262
Income taxes	5,607	6,428	18,957	40,880

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2003	2002	2003	2002

Sales
Containerboard	151,729	189,889	679,913	748,385
Corrugated products	224,392	237,005	958,796	976,815
Total for reportable segments	376,121	426,894	1,638,709	1,725,200
Other activities and unallocated amounts	17,029	20,222	62,134	61,022
Intersegment sales	(97,309)	(125,100)	(442,209)	(471,100)
Consolidated Sales	295,841	322,016	1,258,634	1,315,122

Operating income before
depreciation and amortization
Containerboard	3,677	26,006	36,169	93,820
Corrugated products	23,281	22,078	103,828	100,559
Total for reportable segments	26,958	48,084	139,997	194,379
Other activities and unallocated amounts	4,137	5,998	19,446	17,246

Consolidated operating income before
depreciation and amortization	31,095	54,082	159,443	211,625
Depreciation and amortization	19,021	19,625	74,048	73,038
Consolidated operating income	12,074	34,457	85,395	138,587

Additions to property, plant and equipment, net
Containerboard	9,182	18,884	28,152	36,160
Corrugated products	8,284	11,058	27,198	19,500
Total for reportable segments	17,466	29,942	55,350	55,660
Other activities and unallocated amounts	949	241	3,135	1,140
Consolidated additions to property,
plant and equipment, net	18,415	30,183	58,485	56,800

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at December 31, 2003 and December 31, 2002 as well as its results of operations and its cash flow for the three and twelve months period ended December 31, 2003 and 2002.
The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.
These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policies

Guarantees

In February 2003, the CICA issued guideline AcG 14, "Disclosure of Guarantees", which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. In accordance with the transitional provision of this accounting guideline, the Company adopted the recommendations as of January 1, 2003

Long lived assets

In 2002, the CICA issued Section 3475 ''Disposal of Long-Lived Assets and Discontinued Operation'', which applies to disposal activities initiated on or after May 1, 2003. This new Section establishes standards for the recognition , measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations.
The adoption of this standard did not impact the interim consolidated financial statements.

Note 3 Business Acquisitions

On April 14, 2003 the Company purchased Georgia-Pacific's corrugated products converting plant located in Schenectady, New York ("Schenectady"). The aggregate purchase price, was approximately $32 million
(US$ 22 million) and consisted of $20.4 million ($US 14 million) in cash and all of the operating assets of the Company's Dallas Forth-Worth, Texas plant valued at approximately $11.7 million (US$ 8 million).
On May 7, 2003 the Company purchased the assets of Instabox Saskatchewan Inc. ("Instabox"), a corrugated products converting plant located in Saskatoon, Saskatchewan. The aggregate purchase price, was approximately $0.7 million .

	Schenectady	Instabox	Total

Net assets acquired (liabilities assumed) :
Current assets	8,059	188	8,247
Property, plant and equipment	22,197	505	22,702
Other assets	583	-	583
Goodwill, deductible for tax	2,956	-	2,956
Current liabilities	(1,700)	(20)	(1,720)
Purchase Price	32,095	673	32,768
Less:
Fair market value of assets exchanged	11,667	-	11,667
Cash paid net of cash and cash equivalents acquired	20,428	673	21,101	-

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 4 Long-term Debt

On May 28, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The Company secured a new five-year revolving credit facility of CAN$350 million. The new revolving credit facility is secured by all of the inventory and accounts receivable of Norampac Inc. and its North American subsidiaries and by property, plant and equipment of two of its containerboard mills and three of its converting facilities.
In addition, the Company issued new senior unsecured notes in an aggregate principal amount of US$250 million. The notes bear interest at 6.75% per annum and mature in 2013.
The aggregate proceeds of these two transactions were used to repay existing credit facilities totalling approximately $67.0 million at the time of the refinancing and to redeem both the Company's $US 150 million aggregate principal amount of 9.5% and the Company's $100 million aggregate principal amount of 9.375% notes which were due in 2008.

Note 5 Unusual items

During the second quarter the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million foreign exchange loss as a result of the refinancing.

Additional Information
(in thousands of Canadian dollars)

Supplemental Non-GAAP Measure

Operating Income before depreciation and amortization is not a measure of performance under Canadian or U.S. GAAP. The Company's believes that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The company's method of calculating operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company's believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization.

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
	2003	2002	2003	2002
	(unaudited)		(unaudited)

Net Income	2,692	17,071	30,926	68,546
Share of income of equity-accounted investments	(163)	(289)	(163)	(289)
Income tax expense	10,583	8,576	21,425	33,513
Unusual items	0	0	19,854	-
Financial Costs
Interests	5,998	8,956	30,883	36,047
Amortization of Financing costs	388	323	1,448	1,290
Unrealized exchange gain on long-term debt	(7,424)	(180)	(18,978)	(520)
Operating Income	12,074	34,457	85,395	138,587
Depreciation and Amortization	19,021	19,625	74,048	73,038
Operating income before depreciation and amortization	31,095	54,082	159,443	211,625

Cash Flow From Operations	49,397	78,548	90,933	147,045
Changes in non-cash working
capital components including income taxes	(24,911)	(41,977)	24,956	3,996
Depreciation and amortization	(19,021)	(19,625)	(74,048)	(73,038)
Current Income tax expense	1,930	8,735	14,351	28,211
Interests	5,998	8,956	30,883	36,047
Other non cash adjustments	(1,289)	870	(1,301)	(1,975)
Disposal of property plant and equipment	(30)	(1,050)	(379)	(1,699)
Operating Income	12,074	34,457	85,395	138,587
Depreciation and amortization	19,021	19,625	74,048	73,038
Operating Income before depreciation and amortization	31,095	54,082	159,443	211,625

Shipments

Containerboard third party (in short tonnes)	159,141	164,128	640,386	676,416
Containerboard intersegment (in short tonnes)	190,960	193,290	801,914	770,995
Corrugated products (in thousands of square feet)	3,306,409	3,081,351	13,398,706	12,755,048